FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Gold Inc. (the "Company")
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia, V6E 2E9

Item 2.	Date of Material Change

A material change took place on January 12, 2011

Item 3.	Press Release

On January 12, 2011, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

On January 12, 2011, the Company issued a new interim resource estimate for its 100% owned Long Canyon Project, located in Nevada, USA. The Measured and Indicated (M&I) resource increased by 700,000 ounces at 38% higher grade, and the Inferred resource increased by 250,000 ounces at 36% higher grade. The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No other information is available other than was disclosed in the press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 12th day of January, 2011.

by	Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer, Vice
President Finance & Corporate
Secretary

NEWS RELEASE 11-01	January 12, 2011

FRONTEER GOLD REPORTS INTERIM RESOURCE ESTIMATE
FOR LONG CANYON GOLD DEPOSIT, NEVADA

Fronteer Gold Inc. (FRG - TSX/NYSE Amex) announces that an interim resource estimate for its wholly owned Long Canyon gold deposit has increased the Measured and Indicated (M&I) resource by 700,000 ounces at 38% higher grade, and increased the Inferred resource by 250,000 ounces at 36% higher grade.

This significant increase in ounces at substantially higher grades has been achieved almost entirely through infill drilling within the previously defined (2009) footprint of the deposit. Mineralization at Long Canyon is oxidized and open in all directions. Drilling in 2011 will focus on resource expansion.

This new estimate captures all drilling to early November 2010, but does not include the results from the last five weeks of step-out drilling, which involved more than 30 additional holes. Within the next two months, Fronteer Gold will complete a second resource update that includes all drill results from 2010 to form the basis of an updated Preliminary Economic Assessment.

THE GROWING RESOURCE BASE

Quoted at a cut-off grade of 0.20 grams per tonne gold, the updated Classified Mineral Resource consists of:

  A Measured and Indicated (M&I) resource of 1,396,000 ounces at an average grade of 2.36 g/t gold (18,371,000 tonnes) and,

  An additional Inferred resource of 803,000 ounces at an average grade of 2.24 g/t gold (11,170,000 tonnes).

A cut-off grade of 0.20 g/t gold was chosen to be consistent with the internal cut-off defined by Long Canyon's current Preliminary Economic Assessment (see Dec. 1, 2009, press release).

“We are delighted with the pace at which Long Canyon is growing, and the fact that gold grade is increasing as the deposit evolves. In our view, Long Canyon is one of the highest quality development-stage gold deposits in North America today in terms of its grade, metallurgy, strong growth profile, low-cost production attributes, and jurisdiction,” says Fronteer Gold Chief Operating Officer Troy Fierro. “At Long Canyon, we have already built the foundation for near-term mine development, including securing a dominant position in this emerging gold district, acquiring significant water and private surface rights, and maintaining a strong treasury to fund the project’s advancement. With Long Canyon as our flagship asset in our Nevada development platform, we are strongly positioned to achieve our goal of becoming a significant premium North American gold producer.”

A unique attribute of Long Canyon’s resource estimate is that gold content is relatively insensitive to cut-off grade. Applying higher cut-off grades to the resource estimate dramatically increases the average grade of the resource but only modestly reduces the number of contained ounces. This relationship is best exemplified by the grade-tonnage distribution shown at various cut-off grades in the table below.

	Measured			Indicated
COG (g/t)	Tonnes (000s)	Grade (g/t)	Ounces (000s)	Tonnes (000s)	Grade (g/t)	Ounces (000s)
0.2	762	2.91	71	17,609	2.34	1,324
1.0	458	4.51	66	9,286	3.98	1,187
3.0	218	7.53	53	3,848	7.21	892
5.0	136	9.65	42	2,592	8.80	733

	M + I			Inferred
COG (g/t)	Tonnes (000s)	Grade (g/t)	Ounces (000s)	Tonnes (000s)	Grade (g/t)	Ounces (000s)
0.2	18,371	2.36	1,396	11,170	2.24	803
1.0	9,744	4.00	1,254	5,990	3.70	713
3.0	4,067	7.22	944	2,250	7.09	513
5.0	2,728	8.84	775	1,534	8.56	422

At 1.0 g/t cut-off, there is a 68% increase in grade with only an 11% loss of metal. At 5.0 g/t cutoff, we retain the same number of ounces as Long Canyon’s last resource estimate (see May 19, 2010 press release), but at five times the average grade.

2011 GOALS

Since acquiring 100% of Long Canyon in late 2010 and expanding our exploration and development program to year-round, it is our intention to update this resource on an ongoing basis to keep pace with engineering work and mine-planning activities. Long Canyon’s comprehensive 2011 work program is focused on aggressive resource expansion, as well as on the metallurgical, engineering and environmental work necessary to move the project to feasibility stage. A $30-million work program for 2011 includes:

  a year-round drill program of more than 100,000 metres of exploration and development drilling;

  additional updated resource estimate in Q1 2011, inclusive of step out results;

  completing an updated resource and updated Preliminary Economic Assessment in H1 2011;

  initiating permitting;

  completing an additional resource update near year-end 2011; and,

  commencing feasibility stage.

The Long Canyon mineral resource estimate was completed by James Gray, P.Geo., Director of Mineral Resources for Fronteer Gold, who is a Qualified Person as defined by National Instrument 43-101 and has reviewed and validated that the information contained in the release is consistent with the resource estimate. The Mineral Resource estimation methodologies were independently reviewed at a high level, and were deemed to meet CIM Definition Standards for Mineral Resources and Mineral Reserves (2010), by Harry Parker, P.Geo., Technical Director, AMEC, and Georges Verly, P.Eng., Chief Geostatistician, AMEC.

The resource model was constructed using a new and more geostatistically-driven approach than has been used in previous Long Canyon resource estimates, and was designed to capture the combined structural and stratigraphic nature of gold mineralization. The model is based on manually-digitized 3 dimensional geological solids for 10 different lithological units and 20 different structural domains that were used to constrain the interpolation of high and low grade indicator probability shells. Gold grades were then estimated for each 5x10x5 metre block inside these probability shells by inverse-distance-cubed interpolation. Finally, each block was diluted using grades from adjacent blocks and outlying blocks were manually removed to ensure that the criteria of ‘reasonable expectations for economic extraction’ have been met. Classification of the resource is based on the strength of the geological understanding of the deposit, combined with relatively conservative search parameters, such as the number of, and average distances to, nearest drill holes. This updated Mineral Resource estimate is quoted at a cut-off grade of 0.20 g/t gold to be consistent with the internal cut-off defined by Long Canyon’s initial Preliminary Economic Assessment (see Dec. 1, 2009, press release or NI 43-101 report, “Updated Technical Report on the Long Canyon Project Elko County, Nevada, USA,” dated June 28, 2010, and posted on SEDAR (www.sedar.com) on July 2, 2010. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of this release

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects - all located in Nevada. We also have a 40% interest in Halilaga, an emerging copper-gold porphyry deposit in northwestern Turkey. For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Patrick Reid, Senior Director, Institutional Marketing
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.